UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

1 October 2024

Securities Dealing Policy

In accordance with the ASX Listing Rules, attached is BHP Group Limited’s revised Securities Dealing Policy.

The revised Securities Dealing Policy takes effect on 1 October 2024.

The Securities Dealing Policy is available on the corporate governance section of the BHP website at

https://www.bhp.com/about/operating-ethically/corporate-governance

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

Securities

Dealing Policy

Approved by the Board of BHP Group Limited to take effect on 1 October 2024

Securities Dealing Policy

1. What is this policy about?

This policy is intended to assist BHP directors, employees and contractors to comply with their legal obligations when dealing in securities of BHP Group Limited and its related bodies corporate (BHP) (BHP securities), including under insider trading laws, and to protect the reputation of BHP.

Compliance with insider trading laws and this Securities Dealing Policy is each individual’s responsibility. Breach of this policy will be regarded by BHP as serious misconduct which may lead to disciplinary action including dismissal. Breaches of the insider trading laws have serious consequences for both the individual and BHP, which may include financial penalties and imprisonment.

Strict compliance with this policy is mandatory. BHP will take a substance over form approach and will have regard to the intent and spirit of this policy when applying and enforcing it.

For further information on this policy or any questions on how this policy applies to a proposed dealing, please contact Group Governance.

2. Who does this policy apply to?

This policy applies to all BHP directors, employees and contractors.

There are additional restrictions that apply to certain persons, including participants in BHP’s employee incentive plans, Restricted Persons and Persons Discharging Managerial Responsibilities (PDMRs) and Persons Closely Associated (PCA) with PDMRs (see section 4 below).

3. What restrictions apply?

No dealing while in possession of Inside Information

BHP directors, employees and contractors who have Inside Information in respect of BHP must not:

•	deal (or deal on behalf of a third party) in any BHP securities;

•	advise, procure or encourage another person to deal in BHP securities; or

•	communicate Inside Information to others who may deal in BHP securities.

Inside Information is information that is not generally available to the market, and if it were generally available to the market, a reasonable person would expect it to have a material effect (upwards or downwards) on the price or value of a security. Inside Information may include matters of supposition, matters that are not yet certain and matters relating to a person’s intentions.

Participation in any of the activities listed above is called ‘insider trading’.

Dealing in securities

Dealing includes any transaction or change affecting title to or interest in securities, including:

•	any application for, acquisition or disposal of, or agreement to apply for, acquire or dispose of securities;

•	entry into a contract to secure a profit or avoid a loss by reference to price fluctuations;

•	the grant, acceptance, acquisition, disposal, exercise or discharge of any option;

•	entry into, termination of, assignment of, or novation of any stock lending agreement;

•	use as security, or otherwise granting a charge, lien or other encumbrance over securities;

•	any transaction, or the exercise of any power or discretion, effecting a change of ownership of a beneficial interest;

•	any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of securities; and

•	entry into any margin lending or other secured financing arrangement.

The purpose or motive for the dealing, or whether a profit is made from the dealing, is irrelevant.

Securities Dealing Policy

Securities

securities means any publicly traded or quoted securities of any entity, including any member of BHP, or any other financial products or instruments whether quoted or not and any securities that are convertible into or linked to such securities and include:

•	shares and other securities equivalent to shares;

•	options or rights to shares or other securities equivalent to shares;

•	bonds and other forms of securitised debt; and

•	securitised debt convertible or exchangeable into shares or into other securities equivalent to shares.

Other entities’ securities

Legal prohibitions on insider trading are not restricted to dealings in BHP securities. BHP directors, employees and contractors may come into possession of Inside Information regarding another entity, such as customers or suppliers of BHP or those with which BHP may be negotiating contracts. BHP directors, employees and contractors who have Inside Information relating to any entity must not deal in the securities of that entity, no matter how they came into possession of the Inside Information. They also must not advise, procure or encourage another person to deal in the securities of that entity or communicate Inside Information to others who may deal in those securities.

BHP’s reputation

It is very important that public confidence in BHP is maintained. It could be damaging to BHP’s reputation if the market or the general public perceived that BHP directors, employees or contractors might be taking advantage of their position in BHP to make financial gains (for example, by dealing in securities on the basis of Inside Information).

As a guiding principle, BHP directors, employees and contractors should ask themselves:

If the market was aware of all the current circumstances, could the proposed dealing be perceived as taking advantage of my position in an inappropriate way? How would it look if the transaction were reported on the front page of the newspaper?

If a BHP director, employee or contractor is unsure, they should consult Group Governance.

Where clearance is required for a dealing under this policy, clearance will not be granted where the dealing would not satisfy the considerations above.

Confidential information

BHP directors, employees and contractors are bound by a duty of confidentiality in relation to confidential information obtained directly or indirectly in the course of their duties. BHP directors, employees and contractors must not communicate or pass on any confidential information concerning BHP or use that information in any way, to gain an advantage for themselves or someone else or to cause detriment to BHP.

4. Do any additional trading restrictions apply to me under this policy?

No dealing in Closed Periods

Persons on insider lists, Restricted Persons, PDMRs and their PCAs must not deal (or deal on behalf of a third party) in BHP securities during any Closed Period (as defined below).

Closed Periods include:

•	the period from the end of BHP’s financial year to the publication of BHP’s full year results announcement;

•	the period from the end of BHP’s half year to the publication of BHP’s half year results; and

•	any other period declared by the Board or the Disclosure Committee.

People on insider lists

Group Governance will maintain BHP insider lists and will notify people recorded on any insider list.

Persons on an insider list:

•

must request clearance from the Group Company Secretary before dealing in BHP securities by submitting a Securities Dealing Clearance Request Form. Details on the clearance procedures are in section 5 of this policy; and

•	must not deal (or deal on behalf of a third party) during any Closed Period.

Securities Dealing Policy

Participants in BHP’s employee incentive plans

BHP employees who are participants in any of BHP’s employee incentive plans (which, at the date of this policy, include BHP’s Cash and Deferred Plan, Long Term Incentive Plan, Management Award Plan, Short-Term Incentive Plan, or any successor to these plans and excluding Shareplus) must not deal in any BHP securities during any Closed Period.

Participants must not at any time enter into a transaction that operates or is intended to operate to limit participants’ exposure to the risk of holding unvested BHP securities granted under a BHP employee incentive plan or vested BHP securities that are subject to holding locks or similar restrictions.

Restricted Persons

Restricted Persons are subject to additional dealing restrictions.

Restricted Persons are people who regularly have access to sensitive BHP information due to their position within BHP. Restricted Persons include (but are not limited to):

•	Executive Leadership Team members who are not PDMRs;

•	assistants and managers to Executive Leadership Team members;

•	Investor Relations employees;

•	Group Governance employees;

•	Asset Presidents; and

•	key employees in Corporate Affairs and Group Reporting.

Restricted Persons:

•

must request clearance before dealing in BHP securities from the Group Company Secretary in BHP securities by submitting a Securities Dealing Clearance Request Form. Details on the clearance procedures are in section 5 of this policy; and

•	must not deal (or deal on behalf of a third party) in BHP securities during any Closed Period.

Persons discharging managerial responsibilities

PDMRs are subject to additional dealing restrictions.

PDMRs include:

•	directors of BHP Group Limited;

•	Key Management Personnel named in BHP’s Remuneration Report; and

•	any person determined by the Group Company Secretary to be a PDMR.

PDMRs:

•

must request clearance before dealing in BHP securities from the Group Company Secretary by submitting a Securities Dealing Clearance Request Form. Details on the clearance procedures are in section 5 of this policy; and

•	must not deal (or deal on behalf of a third party) in BHP securities during any Closed Period.

Additional restrictions on PDMRs – no short term dealing, short selling, margin loans or hedging

PDMRs are prohibited from dealing in any BHP securities:

•	on a short-term basis. An investment with a maturity of one year or less is considered of a short-term nature;

•

where the dealing involves short selling BHP securities (i.e. the practice of borrowing a security and selling it in the hope that it can be bought back at a lower price some time in the future to close out the short position);

•	where the dealing involves transactions in put options, call options or other derivative securities, on an exchange or in any other organised market; and

•	where the dealing involves using unvested BHP securities as collateral in any financial transaction, including hedging and margin loan arrangements.

Securities Dealing Policy

Persons Closely Associated with PDMRs

Persons closely associated with PDMRs are subject to additional dealing restrictions.

A Person Closely Associated with a PDMR includes:

•	family members (spouse, civil partner, dependent children/stepchildren and relatives who have shared the same household for at least one year); and

•	companies, trusts, partnerships or entities:

•	which are managed by a PDMR or a family member;

•	which are directly or indirectly controlled by a PDMR or a family member;

•	which are set up for the benefit of a PDMR or a family member; or

•	the economic interests of which are substantially equivalent to a PDMR’s or a family member’s.

PDMRs must ensure that their PCAs:

•

must request clearance before dealing in BHP securities from the Group Company Secretary by submitting a Securities Dealing Clearance Request Form (which may be submitted by the PDMR on behalf of the PCA). Details on the clearance procedures in section 5 of this policy; and

•	must not deal (or deal on behalf of a third party) in BHP securities during any Closed Period.

PDMRs must notify each of their PCAs that:

•	they are a PCA and that obligations arise as a result of their relationship with a BHP PDMR; and

•	there are restrictions and disclosure requirements in relation to dealings in BHP securities.

PDMRs must receive acknowledgement from the PCA that they understand their obligations.

BHP maintains a record of PCAs notified to BHP by its PDMRs.

5. What are the clearance procedures?

Persons on an insider list, Restricted Persons and PDMRs (including in relation to their PCAs) must complete the following steps if they wish to deal in BHP securities and are not in possession of Inside Information:

1.	Notify the Group Company Secretary of an intention to deal in BHP securities and request clearance to deal by submitting a Securities Dealing Clearance Request Form.

2.

Wait for written approval from the Group Company Secretary or their delegate (each a Clearance Officer). Clearance Officers will provide a response in writing within two business days after the initial clearance request. Group Governance will maintain a record of the response to any dealing request and any clearance that is provided.

3.	Upon receipt of written approval, the dealing must be completed within two business days.

Additional requirements for PDMRs and their PCAs

4.	After dealing in BHP securities, PDMRs (including their PCAs) must immediately notify the Group Company Secretary of the transaction details.

5.

Dealings by PDMRs and their PCAs are required to be notified to the UK Financial Conduct Authority (FCA) within three business days after the dealing. BHP will make this notification to the FCA on behalf of the PDMR or PCA.

6.	BHP must announce dealings by PDMRs and their PCAs to relevant stock exchanges within two business days of BHP being notified of the dealing.

Securities Dealing Policy

6. Dealings in exceptional circumstances

Clearance may be given to a PDMR (including their PCAs) or Restricted Person to deal on his or her own account, or for the account of a third party, during a Closed Period if they are not in possession of Inside Information in relation to BHP and either:

•	exceptional circumstances, such as severe financial difficulty or compulsion by court order, exist which require the immediate sale of shares; or

•	the dealing is made under, or related to, an employee incentive plan, qualification or entitlement of shares; or

•	the dealing does not result in a change to the beneficial interest in the BHP securities.

The determination of whether the person in question is in severe financial difficulty or whether there are other exceptional circumstances can be made only by the Group Company Secretary or by the Chair of the Board.

7. Excluded Dealings

Other than during the period of 30 days prior to the announcement of BHP’s full year results and the period of 30 days prior to the publication of BHP’s half year results, clearance is not required for:

•	the following categories of dealings:

•	acquisition of BHP securities through a dividend reinvestment plan;

•	acquisition of BHP securities through a share purchase plan available to all retail shareholders;

•	acquisition of BHP securities through a rights issue; and

•	disposal of BHP securities through the acceptance of a takeover offer, scheme of arrangement or equal access buy-back; and

•

dealings that result in no effective change to the beneficial interest in the BHP securities (for example, transfers of BHP securities already held in a superannuation fund or trust of which the director, employee, contractor or PCA is a beneficiary).

However, such dealings remain subject to the prohibitions on insider trading under relevant laws and regulations.

8. Conditions of clearance

•

Any clearance to deal can be given or refused by a Clearance Officer at their discretion. No clearance to deal will be given if the dealing would breach the prohibitions on insider trading under relevant law or regulation.

•

A decision to refuse clearance is final and binding. If clearance is refused or an approval is revoked, the person seeking the clearance must keep that information confidential and not disclose it to anyone.

•	A clearance to deal can be withdrawn if new information comes to light or there is a change in circumstances.

•

Any clearance to deal is not an endorsement of the proposed dealing. The person doing the dealing is individually responsible for their investment decisions and their compliance with insider trading laws.

•	If a person comes into possession of Inside Information after receiving clearance, they must not deal despite having received clearance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 1, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary